Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of MainStay Funds Trust:

We consent to the use of our report dated February 19, 2010, with respect to the financial statements of MainStay Epoch Global Choice, MainStay Epoch Global Equity Yield, MainStay Epoch International Small Cap and MainStay Epoch U.S. Equity Funds (collectively the “Funds”), as of and for the year ended December 31, 2009, incorporated herein by reference, and to the references to our firm under the heading "Financial Highlights" in the Prospectus and in the introduction to and under the headings “Disclosure of Portfolio Holdings” and "Independent Registered Public Accounting Firm" in the Statement of Additional Information in this Registration Statement.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 22, 2010